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                             February 2, 2021

       Thomas J. Milani
       Chief Financial Officer
       Figure Acquisition Corp. I
       650 California Street, Suite 2700
       San Francisco, CA 94108

                                                        Re: Figure Acquisition
Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
12, 2021
                                                            CIK No. 0001839550

       Dear Mr. Milani:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 12, 2021

       Summary, page 1

   1. We note your disclosure on pages 137 and F-14, that in the case that additional shares of
                                                        Class A common stock or
equity-linked securities are issued in connection with the initial
                                                        Business Combination,
the number of shares of Class A common stock issuable upon
                                                        conversion of all
shares of Class B common stock will equal 20% of the sum of (i) the total number of all
shares of common stock outstanding upon the completion of the
                                                        Proposed Public
Offering, plus (ii) the total number of shares of Class A common stock and equity-linked
securities issued or deemed issued in connection with or in connection with the initial
Business Combination, excluding any shares of Class A common stock or equity-linked
securities issued, or to be issued, to any seller in the initial business
 Thomas J. Milani
FirstName LastNameThomas
Figure Acquisition Corp. I J. Milani
Comapany2,NameFigure
February   2021        Acquisition Corp. I
February
Page 2 2, 2021 Page 2
FirstName LastName
         combination and any units or warrants issued to our sponsor or its affiliates upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one for one basis. This disclosure appears to be inconsistent with the disclosure on pages 17 and 59, that indicates the percentage is 10%.
         Please advise or revise.
Founder shares conversion and anti-dilution rights, page 17

2. We note your disclosure that holders of founder shares may elect to convert their shares of
         Class B common stock into an equal number of shares of Class A common stock at any time. Please clarify the situations and the reasons why holders of founder shares may decide to convert their Class B shares prior to the business combination, especially given the Class B additional voting rights in connection with a business combination.
Shares of Class L Common Stock, page 20

3. Please clarify here and under Description of Securities your disclosure and calculations relating to the L Class shares. Your revisions should also address the following:

                In your example on page 21, the sum of the two price vesting amounts do not equal the total conversion amount.
                In your example on page 22, you state that all of the issued and outstanding shares of
              Class L common stock will automatically convert into 7,936,508 shares of Class A common stock. However, the conversion ratio for the Class L common stock for a Qualifying Strategic Transaction at an effective price of at least $15 per share is based in part on 20% of the sum of the total number of shares of Class A common stock issued and outstanding upon the consummation of the offering. Describe in greater detail and disclose the assumptions in your example.
                In your discussion regarding a Qualifying Strategic Transaction at an effective price of at least $10 per share, provide a detailed example for each price vesting scenario.
                In your example on page 24, provide greater disclosure and the assumptions used in your calculations, including how this formula works with both the Strategic
              Transaction events described above the example.
 Thomas J. Milani
Figure Acquisition Corp. I
February 2, 2021
Page 3

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                        Sincerely,
FirstName LastNameThomas J. Milani
                                                        Division of Corporation
Finance
Comapany NameFigure Acquisition Corp. I
                                                        Office of Real Estate &
Construction
February 2, 2021 Page 3
cc:       Derek Dostal, Esq.
FirstName LastName